UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 7, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

7 February 2007
Number 05/07

GOODYEAR TO RETIRE FROM BHP BILLITON BY END OF CY2007

BHP Billiton Chairman, Don Argus, and Chief Executive Officer, Chip Goodyear, today announced that Mr Goodyear will retire from the company by the end of calendar year 2007.

Commenting on his decision, Mr Goodyear said: "It has been a privilege and a pleasure to work with an outstanding team of people at BHP Billiton during a tremendous period in the company's history. But after nine years with the company, and what will be five years as CEO, I have decided it is an appropriate time for the organisation to transition to the next generation of leadership. The decision to retire was always going to be a difficult one but change and regeneration are part of corporate life, just as they are part of life. My decision was made easier in the knowledge that we have created an outstanding enterprise with wonderful assets, opportunities and first class people."

BHP Billiton Chairman, Don Argus, said: "Chip has played a key role in the transformation of BHP Billiton since 1999. He has been a member, and in more recent years the leader, of the team which has made BHP Billiton a global leader in the natural resources industry.

"BHP Billiton has benefited by Chip's exceptional leadership and he will continue to lead the company until a new CEO is in place. The Board will now use this period to implement its succession plan. One of Chip's significant contributions is that he has developed a number of strong internal candidates who will be considered for the role. As shareholders would expect we will also consider external candidates." Mr Argus said.

BHP Billiton also today reported results for the half year ended 31 December 2006 which set records for all key earnings measures including Underlying EBIT of US$9.1 billion and Attributable Profit of US$6.2 billion (see separate press release dated 7 February 2007 for further details).

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States Tracey Whitehead, Investor Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Ivan Arriagada, Investor Relations Tel SA: +27 11 376 2121 or UK: +44 20 7802 4183 Mobile: +44 7769 936 227 email: Ivan.D.Arriagada@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 7 Feburary 2007	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary